**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

———————————

**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For February 2012**

**Commission File Number 0-28800**

———————————

**DRDGOLD Limited**

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

———————————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of February 2012, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated February 14, 2012, entitled "REPORT TO SHAREHOLDERS FOR THE SECOND QUARTER AND SIX MONTHS ENDED 31 DECEMBER 2011".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: February 14, 2012                    By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

# DRD**GOLD** ▶
### L I M I T E D

## Report to shareholders for the second quarter and six months ended 31 December 2011

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06

JSE share code: DRD • ISIN: ZAE 000058723 • Issuer code: DUSM

NYSE trading symbol: DRD • ("DRDGOLD" or "the company")



## GROUP RESULTS

### KEY FEATURES FOR THE QUARTER

- Gold production steady
- Cash operating unit costs down 2%
- Net profit up 99% to R165.1 million
- Headline earnings up 66% to R125.3 million
- Net cash inflow from operations up 107% to R243.9 million
- Agreement concluded for the sale of Blyvoor

| Review of operations | | Quarter | Quarter | % change | Quarter | 6 months to | 6 months to | % change | 6 months to |
|---|---|---|---|---|---|---|---|---|---|
| **Group** | | **Dec 2011** | **Sep 2011** | | **Dec 2010** | **31 Dec 2011** | **31 Dec 2010** | | **30 Jun 2011** |
| **Gold production** | | | | | | | | | |
| Continuing operations | oz | **33 983** | 34 562 | (2) | 36 845 | **68 545** | 71 825 | (5) | 72 240 |
| | kg | **1 057** | 1 075 | (2) | 1 146 | **2 132** | 2 234 | (5) | 2 247 |
| Discontinued operations | oz | **29 676** | 29 000 | 2 | 32 601 | **58 676** | 62 888 | (7) | 58 226 |
| | kg | **923** | 902 | 2 | 1 014 | **1 825** | 1 956 | (7) | 1 811 |
| Group | oz | **63 659** | 63 562 | – | 69 446 | **127 221** | 134 713 | (6) | 130 466 |
| | kg | **1 980** | 1 977 | – | 2 160 | **3 957** | 4 190 | (6) | 4 058 |
| **Gold production sold** | | | | | | | | | |
| Continuing operations | oz | **33 983** | 36 523 | (7) | 36 845 | **70 506** | 73 272 | (4) | 70 311 |
| | kg | **1 057** | 1 136 | (7) | 1 146 | **2 193** | 2 279 | (4) | 2 187 |
| Discontinued operations | oz | **29 676** | 29 000 | 2 | 32 601 | **58 676** | 65 781 | (11) | 58 226 |
| | kg | **923** | 902 | 2 | 1 014 | **1 825** | 2 046 | (11) | 1 811 |
| Group | oz | **63 659** | 65 523 | (3) | 69 446 | **129 182** | 139 053 | (7) | 128 537 |
| | kg | **1 980** | 2 038 | (3) | 2 160 | **4 018** | 4 325 | (7) | 3 998 |
| **Cash operating costs** | | | | | | | | | |
| Continuing operations | US$ per oz | **1 010** | 1 141 | (11) | 928 | **1 076** | 949 | 13 | 1 000 |
| | ZAR per kg | **263 569** | 260 189 | 1 | 206 866 | **261 864** | 217 895 | 20 | 219 835 |
| Discontinued operations | US$ per oz | **1 245** | 1 502 | (17) | 1 145 | **1 372** | 1 179 | 16 | 1 411 |
| | ZAR per kg | **326 677** | 342 642 | (5) | 255 208 | **334 568** | 270 840 | 24 | 310 424 |
| Group | US$ per oz | **1 118** | 1 305 | (14) | 1 030 | **1 211** | 1 056 | 15 | 1 183 |
| | ZAR per kg | **292 988** | 297 808 | (2) | 229 560 | **295 396** | 242 611 | 22 | 260 263 |
| **Gold price received** | US$ per oz | **1 679** | 1 734 | (3) | 1 358 | **1 707** | 1 288 | 33 | 1 463 |
| | ZAR per kg | **437 316** | 395 568 | 11 | 303 495 | **416 141** | 295 766 | 41 | 321 694 |
| **Capital expenditure** | US$ million | **11.5** | 9.9 | 16 | 11.1 | **21.4** | 19.2 | 11 | 26.1 |
| | ZAR million | **84.4** | 77.9 | 8 | 77.6 | **162.3** | 137.0 | 18 | 178.8 |

## STOCK

### Issued capital

385 383 767 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 411 026 529

| STOCK TRADED | JSE | NASDAQ* | NYSE* |
|---|---|---|---|
| Average volume for the quarter per day ('000) | 1 211 | 1 121 | 699 |
| % of issued stock traded (annualised) | 82 | 76 | 47 |
| Price • High | R5.95 | $0.727 | $0.557 |
| • Low | R3.66 | $0.493 | $0.543 |
| • Close | R4.60 | $0.559 | $0.543 |
| | | ** | |

*This data represents per share data and not ADS data – one ADS reflects ten ordinary shares*

** Share data as at 29 December 2011 – the last date of trading on the NASDAQ*

# Dear shareholder

I am pleased to report that our operations did well to maintain gold production during the quarter under review. The "settling in" at various points in the Ergo circuit throughout the quarter – with new reclamation sites coming on stream and the ongoing integration of the remaining Crown operations into the Ergo circuit through the new Crown/Ergo pipeline - went better than anticipated. We experienced less volatility in volume flow than expected and production was stable.

It is also pleasing to report that the quarter was fatality-free, and at Ergo no accidents resulting in injury occurred.

Another highlight for us was the transfer of our United States ("US") listing from NASDAQ to the New York Stock Exchange ("NYSE"). In so doing, we look forward to leveraging the NYSE's considerable knowledge and experience of the US investing community to create a better understanding of DRDGOLD's investment proposition, resulting in more active participation in our ADR programme and thus, appreciation in its value.

## Production

### Q2 2012 v Q1 2012

Total gold production was virtually unchanged at 63 659oz, a 2% increase in production at Blyvoor offsetting a 2% decline in production at Ergo.

### Q2 2012 v Q2 2011

Total gold production was down from the 69 446oz attained in the comparable quarter of FY2011, the reasons for which are described below.

## Financial

### Q2 2012 v Q1 2012

After accounting for cash operating unit costs, 2% lower at R292 988/kg, net profit was approximately double at R165.1 million, as a consequence of an 11% increase in the average Rand gold price received to R437 316/kg. Headline earnings per share were 65% higher at 33 South African cents.

### Q2 2012 v Q2 2011

Net profit was almost 300% up from R41.7 million in the comparable quarter of FY2011, with operations taking full benefit of the considerable rise in the gold price. Headline earnings per share were up 267% from nine South African cents per share.

## Detailed operational review

### Continuing operations (Ergo)

### Q2 2012 v Q1 2012

Gold production was 2% lower at 33 983oz, reflecting both downtime during the quarter at the Knights Plant and a slight drop in the average yield. Unscheduled maintenance and repairs to a thickener interrupted production at Knights for approximately 14 days. Throughput was stable at 5 234 000t.

Cash operating unit costs were 1% higher at R263 569/kg due to lower gold production. Cash operating profit rose by 21% to R188.7 million.

As the Crown/Ergo pipeline neared completion, capital investment declined by 21% to R45.7 million.

### Q2 2012 v Q2 2011

Gold production for the quarter under review was 33 983oz compared with 36 845oz for the comparable quarter in FY2011. This was mainly as a consequence of a drop in yield from the higher-volume slimes dams we are now targeting. Our aim is to increasingly offset lower grade with higher volumes. Throughput was 9% higher at 5 234 000t (Q2 2011: 4 793 000t).

Cash operating unit costs were higher at R263 569/kg, up from R206 866/kg in Q2 2011. This was as a consequence of the lower ounces produced and the increase in tonnage. Operating profit was 73% higher at R188.7 million (Q2 2011: R109.3 million).

The DRDGOLD Board approved the go-ahead of the Ergo fine-grind circuit.

### Discontinued operation – Blyvooruitzicht Gold Mining Company Limited ("Blyvoor")

### Q2 2012 v Q1 2012

Total gold production was 2% higher at 29 676oz due to a 7% increase in gold production from underground to 23 117oz.

Higher underground gold production resulted from an improvement of 4% in underground throughput to 191 000t and maintainenance of the underground yield at 3.76g/t.

Gold production from surface sources was lower at 6 559oz, reflecting a 17% decline in the average surface yield to 0.25g/t. Surface throughput was 2% higher at 801 000t. The lower average surface yield resulted both from diminishing recovery of higher-grade material from clean-up operations and from the lower yields of the No 4 and 5 Dams, both of which are nearing depletion.

Total cash operating unit costs were 5% lower at R326 677/kg. Surface cash operating unit costs increased by 18% to R156 113/kg. Underground cash operating unit costs were 10% lower at R375 071/kg, reflecting the increase in underground gold production. Cash operating profit was 114% higher at R98.6 million, a consequence of both improved total production and the higher average Rand gold price received.

Capital expenditure doubled to R33.2 million. This signals a return to normal capex levels following the lifting of the business rescue process, during which time capital expenditure was curtailed. Most capex during the quarter was directed towards opening up and development.

### Q2 2012 v Q2 2011

Total gold production in the quarter under review was 9% lower than the 32 601oz attained in the comparable quarter of FY2011. The primary contributors to this are declines in both the average underground yield and the average surface yield, the former by 9%, from 3.76g/t, and the latter by 24% from 0.25g/t.

Total cash operating unit costs rose by 28% to R326 677/kg. Underground cash operating costs increased by 25% to R375 071/kg and surface cash operating costs by 35% to R115 532/kg.

Cash operating profit rose by 133% from R42.2 million to R98.6 million.

Capital investment increased by 54%, from R21.6 million to R33.2 million.

## Curtailment of production from Blyvoor's low-grade 4 and 6 Shafts

Blyvoor's number 5 shaft responded well to measures decided during the business rescue process. However, number 4 and 6 shafts – used mainly for underground water pumping – did not, and were unable to reverse the progressive worsening of recovery grades recorded from approximately April 2011. Both are still significantly below cut-off recovery grade.

Therefore, DRDGOLD announced last week that the Blyvoor Board of Directors had resolved to discontinue mining operations at the two shafts. Blyvoor has given notice in terms of Section 189 (3) of the Labour Relations Act to organised labour to enter a 60-day consultation process regarding this.

## Disposal of shares and claims in Blyvoor to Village

Yesterday DRDGOLD announced that it has entered into a sale of shares and claims agreement with Village Main Reef Limited ("Village") in respect of DRDGOLD's 74% interest in Blyvoor.

This follows an announcement on 8 November 2011, advising that DRDGOLD had received and accepted a non-binding expression of interest ("EOI") from Village in terms of which Village had expressed an interest in acquiring DRDGOLD's entire interest in Blyvoor.

In terms of the agreement announced yesterday, DRDGOLD has agreed to sell to Village its entire shareholding in Blyvoor and its working capital and shareholder loan claims against Blyvoor.

The purchase consideration will be settled by Village through the issue of 85 714 286 new ordinary shares in Village. The current value of the consideration shares, calculated with reference to the 30 day volume weighted average price ("VWAP") per Village share up until and including Friday, 10 February 2012, is approximately R192 million.

The sale is conditional on:
- the conclusion of the sale to Blyvoor by AngloGold Ashanti Limited ("AGA") of a portion of AGA's Savuka Mine, to the satisfaction of Village, by 30 May 2012;
- its approval – or conditional approval on terms acceptable to DRDGOLD and Village – by the South African Competition Authorities;
- conversion by the Department of Mineral Resources ("DMR") of Blyvoor's old order mining right to a new order mining right by the second anniversary of the signing the sale of shares and claims agreement; and
- approval on terms acceptable to DRDGOLD and Village – by the DMR

of the transfer of DRDGOLD's interest in Blyvoor to Village in terms of Section 11 of the Mineral and Petroleum Resources Development Act ("MPRDA").

## Zimbabwe

During the quarter, the focus remained on drilling at the KT Target at Gweru and interpreting additional geochem reports in respect of the Leny, Ascot and John Bull prospects at Norton. Follow-up geochem surveys on a smaller grid, together with trenching, will now follow.

## Looking ahead

**Crown/Ergo Integration –** Over the next few months, we intend to fully bed down the Crown/Ergo integration, and get to work on optimising the output of these circuits. We expect that we can now leverage the considerable competitive advantage offered by our extensive resource, plant infrastructure and strategic surface holdings in order to grow our 11 million-ounce surface resource even further and thus extend the life of Ergo.

**Fine-Grind Circuit –** The DRDGOLD Board of Directors has given the go-ahead for the incorporation of a flotation and fine-grind circuit into Ergo's Brakpan plant. Simply stated, flotation will separate from the total feed to the Brakpan plant the higher fraction pyrite particles in which more than 40% of the gold which does not respond to our metallurgical process is embedded. This material, a concentrate of roughly 4% of total run of mine, is then fine-ground to liberate between 16-20% more gold. The total cost of refurbishing the existing Ergo flotation plant and constructing the fine-grind section is an estimated R250 million. The business case for this improvement is compelling.

**East Rand Exploration –** We expect a Competent Person's Report on the ERPM extension 1 and 2 prospect to be completed by the end of February 2011. The board has now also resolved to develop this resource further through additional drilling to take it to the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) – and Joint Ore Reserves Committee (JORC) – compliant level of confidence. In order to create more market awareness of the potential of the resource, we will decide the appropriate commercial model for it, with the possibility of creating a separate investment opportunity for investors.

**Niël Pretorius** – Chief Executive Officer
14 February 2012

---

The condensed consolidated financial statements are prepared in accordance with the recognition and measurement principles of International Financial Reporting Standards ("IFRS") and presented in accordance with the minimum content, including disclosures, prescribed by IAS 34 Interim Financial Reporting applied to interim reporting, and South African Statements and Interpretations of Statements of Generally Accepted Accounting Practice (AC 500 Series). The accounting policies adopted are in line with IFRS and are consistent with those applied in the annual financial statements for the year ended 30 June 2011.

| CONDENSED CONSOLIDATED Statement of comprehensive income | Notes | Quarter Dec 2011 Rm Unaudited | Quarter Sep 2011 Rm Unaudited | Quarter Dec 2010 Rm Unaudited | 6 months to 31 Dec 2011 Rm Unaudited | 6 months to 31 Dec 2010 Rm Unaudited | 6 months to 30 Jun 2011 Rm Unaudited |
|---|---|---|---|---|---|---|---|
| **Continuing operations** | | | | | | | |
| Gold and silver revenue | | **462.8** | 449.6 | 348.2 | **912.4** | 674.8 | 704.6 |
| Net operating costs | | **(274.1)** | (293.1) | (238.8) | **(567.2)** | (499.5) | (473.0) |
| Cash operating costs | | **(278.6)** | (279.7) | (237.0) | **(558.3)** | (486.7) | (494.0) |
| Movement in gold in process | | **4.5** | (13.4) | (1.8) | **(8.9)** | (12.8) | 21.0 |
| **Operating profit** | | **188.7** | 156.5 | 109.4 | **345.2** | 175.3 | 231.6 |
| Depreciation | | **(30.6)** | (27.2) | (27.0) | **(57.8)** | (46.5) | (50.0) |
| Movement in provision for environmental rehabilitation | | **(6.0)** | (7.1) | (4.5) | **(13.1)** | (9.0) | (37.9) |
| Retrenchment costs | | **–** | – | – | **–** | (0.4) | (0.4) |
| **Net operating profit** | | **152.1** | 122.2 | 77.9 | **274.3** | 119.4 | 143.3 |

| CONDENSED CONSOLIDATED | | Quarter | Quarter | Quarter | 6 months to | 6 months to | 6 months to |
|---|---|---|---|---|---|---|---|
| **Statement of comprehensive income** | | **Dec 2011** | Sep 2011 | Dec 2010 | **31 Dec 2011** | 31 Dec 2010 | 30 Jun 2011 |
| | **Notes** | **Rm Unaudited** | Rm Unaudited | Rm Unaudited | **Rm Unaudited** | Rm Unaudited | Rm Unaudited |
| Reversal of impairments | | **–** | – | – | **–** | – | 30.9 |
| Environmental rehabilitation costs | | **(9.3)** | (14.5) | 0.3 | **(23.8)** | 0.6 | 0.9 |
| Corporate, administration and other expenses | | **(31.1)** | (21.5) | (24.9) | **(52.6)** | (50.7) | (81.3) |
| Share-based payments | | **(1.3)** | (0.4) | (1.2) | **(1.7)** | (1.8) | (1.7) |
| Net (loss)/profit on financial liabilities measured at amortised cost | | **(6.8)** | (0.3) | (1.0) | **(7.1)** | (12.7) | 2.5 |
| (Loss)/profit on disposal of assets | | **–** | – | (2.7) | **–** | 1.7 | 1.6 |
| Finance income | | **5.4** | 5.4 | 7.8 | **10.8** | 12.5 | 10.7 |
| Finance expenses | | **(1.5)** | (4.5) | (6.4) | **(6.0)** | (9.6) | (2.9) |
| **Profit before taxation** | | **107.5** | 86.4 | 49.8 | **193.9** | 59.4 | 104.0 |
| Income tax | | **(8.6)** | (5.8) | (2.1) | **(14.4)** | (5.7) | (0.6) |
| Deferred tax | | **(25.8)** | ( 34.6) | ( 25.6) | **(60.4)** | (31.7) | 8.3 |
| **Profit after taxation** | | **73.1** | 46.0 | 22.1 | **119.1** | 22.0 | 111.7 |
| **Discontinued operations** | | | | | | | |
| Profit for the period from discontinued operations | 1 | **92.0** | 37.1 | 19.6 | **129.1** | 11.4 | 18.1 |
| Impairments from discontinued operations | | **–** | – | – | **–** | – | (578.6) |
| **Net profit/(loss) for the period** | | **165.1** | 83.1 | 41.7 | **248.2** | 33.4 | (448.8) |
| Attributable to: | | | | | | | |
| Equity owners of the parent | | **125.3** | 75.4 | 31.6 | **200.7** | 31.9 | (319.8) |
| Non-controlling interest | | **39.8** | 7.7 | 10.1 | **47.5** | 1.5 | (129.0) |
| | | **165.1** | 83.1 | 41.7 | **248.2** | 33.4 | (448.8) |
| **Other comprehensive income** | | | | | | | |
| Foreign exchange translation | | **(0.6)** | (2.6) | – | **(3.2)** | – | 0.8 |
| Mark-to-market of available-for-sale investments | | **–** | – | – | **–** | – | 0.3 |
| **Total comprehensive income/(loss) for the period** | | **164.5** | 80.5 | 41.7 | **245.0** | 33.4 | ( 447.7) |
| Attributable to: | | | | | | | |
| Equity owners of the parent | | **124.7** | 72.8 | 31.6 | **197.5** | 31.9 | (318.8) |
| Non-controlling interest | | **39.8** | 7.7 | 10.1 | **47.5** | 1.5 | (128.9) |
| | | **164.5** | 80.5 | 41.7 | **245.0** | 33.4 | (447.7) |
| **Reconciliation of headline earnings** | | | | | | | |
| Net profit/(loss) | | **125.3** | 75.4 | 31.6 | **200.7** | 31.9 | (319.8) |
| Adjusted for: | | | | | | | |
| – Impairments | | **–** | – | – | **–** | – | 547.7 |
| – Loss/(profit) on disposal of assets | | **–** | – | 2.7 | **–** | (1.7) | (1.6) |
| – Non-controlling interest in headline earnings adjustment | | **–** | – | (0.7) | **–** | 0.4 | (149.2) |
| Headline earnings | | **125.3** | 75.4 | 33.6 | **200.7** | 30.6 | 77.1 |
| Headline earnings per share-cents | | | | | | | |
| – From continuing operations | | **15** | 12 | 5 | **27** | 6 | 17 |
| – From total operations | | **33** | 20 | 9 | **52** | 8 | 20 |
| Basic earnings/(loss) per share-cents | | | | | | | |
| – From continuing operations | | **15** | 12 | 4 | **27** | 6 | 25 |
| – From total operations | | **33** | 20 | 8 | **52** | 8 | (83) |
| Diluted headline earnings per share-cents | | **33** | 20 | 9 | **52** | 8 | 20 |
| Diluted basic earnings/(loss) per share-cents | | **33** | 20 | 8 | **52** | 8 | (83) |
| *Calculated on the weighted average ordinary shares issued of:* | | **385 173 763** | 384 884 379 | 384 884 379 | **385 029 071** | 384 884 379 | 384 884 379 |

| CONDENSED CONSOLIDATED | | As at | As at | As at | As at |
|---|---|---|---|---|---|
| **Statement of financial position** | | **31 Dec 2011** | 30 Sep 2011 | 31 Dec 2010 | 30 Jun 2011 |
| | | **Rm** | Rm | Rm | Rm |
| | Notes | **Unaudited** | Unaudited | Unaudited | Reviewed |
| **Assets** | | | | | |
| Non-current assets | | **1 731.4** | 1 817.4 | 2 212.9 | 1 778.6 |
|   Property, plant and equipment | | **1 570.4** | 1 599.0 | 1 939.0 | 1 550.1 |
|   Non-current investments and other assets | | **10.8** | 25.1 | 24.8 | 25.1 |
|   Environmental rehabilitation trust funds | | **103.4** | 136.0 | 131.1 | 134.2 |
|   Deferred tax asset | | **46.8** | 57.3 | 118.0 | 69.2 |
| Current assets | | **716.8** | 599.8 | 446.4 | 510.0 |
|   Inventories | | **89.7** | 115.1 | 101.2 | 122.9 |
|   Trade and other receivables | | **92.0** | 190.8 | 96.5 | 128.0 |
|   Cash and cash equivalents | | **320.9** | 293.9 | 233.7 | 259.1 |
|   Assets classified as held-for-sale | 1 | **214.2** | – | 15.0 | – |
| **Total assets** | | **2 448.2** | 2 417.2 | 2 659.3 | 2 288.6 |
| **Equity and liabilities** | | | | | |
| Equity | | **1 439.0** | 1 271.2 | 1 665.5 | 1 219.2 |
|   Equity of the owners of the parent | | **1 419.6** | 1 291.6 | 1 564.7 | 1 247.3 |
|   Non-controlling interest | | **19.4** | (20.4) | 100.8 | (28.1) |
| Non-current liabilities | | **622.5** | 689.5 | 705.5 | 659.4 |
|   Loans and borrowings | 2 | **–** | 40.0 | 71.9 | 40.4 |
|   Post-retirement and other employee benefits | | **5.8** | 6.4 | 13.8 | 6.3 |
|   Provision for environmental rehabilitation | | **456.2** | 497.8 | 438.4 | 490.2 |
|   Deferred tax liability | | **160.5** | 145.3 | 181.4 | 122.5 |
| Current liabilities | | **386.7** | 456.5 | 288.3 | 410.0 |
|   Trade and other payables | | **209.1** | 375.8 | 209.8 | 330.7 |
|   Loans and borrowings | 2 | **30.5** | 80.7 | 78.5 | 79.3 |
|   Liabilities classified as held-for-sale | 1 | **147.1** | – | – | – |
| **Total equity and liabilities** | | **2 448.2** | 2 417.2 | 2 659.3 | 2 288.6 |

| CONDENSED CONSOLIDATED | Quarter | Quarter | Quarter | 6 months to | 6 months to | 6 months to |
|---|---|---|---|---|---|---|
| **Statement of changes in equity** | **Dec 2011** | Sep 2011 | Dec 2010 | **31 Dec 2011** | 31 Dec 2010 | 30 Jun 2011 |
| | **Rm** | Rm | Rm | **Rm** | Rm | Rm |
| | **Unaudited** | Unaudited | Unaudited | **Unaudited** | Unaudited | Unaudited |
| Balance at the beginning of the period | **1 271.2** | 1 219.2 | 1 622.6 | **1 219.2** | 1 649.9 | 1 665.5 |
| Share capital issued | **1.8** | – | – | **1.8** | (0.4) | (0.3) |
|   – for share options exercised | **1.8** | – | – | **1.8** | – | – |
|   – for costs | **–** | – | – | **–** | (0.4) | (0.3) |
| Increase in share-based payment reserve | **1.5** | 0.4 | 1.2 | **1.9** | 1.8 | 1.7 |
| Net profit/(loss) attributable to equity owners of the parent | **125.3** | 75.4 | 31.6 | **200.7** | 31.9 | (319.8) |
| Net profit/(loss) attributable to non-controlling interest | **39.8** | 7.7 | 10.1 | **47.5** | 1.5 | (129.0) |
| Dividends paid on ordinary share capital | **–** | (28.9) | – | **(28.9)** | (19.2) | – |
| Other comprehensive income | **(0.6)** | (2.6) | – | **(3.2)** | – | 1.1 |
| **Balance as at the end of the period** | **1 439.0** | 1 271.2 | 1 665.5 | **1 439.0** | 1 665.5 | 1 219.2 |

| CONDENSED CONSOLIDATED | Quarter | Quarter | Quarter | 6 months to | 6 months to | 6 months to |
|---|---|---|---|---|---|---|
| **Statement of cash flows** | **Dec 2011**<br>**Rm**<br>**Unaudited** | Sep 2011<br>Rm<br>Unaudited | Dec 2010<br>Rm<br>Unaudited | **31 Dec 2011**<br>**Rm**<br>**Unaudited** | 31 Dec 2010<br>Rm<br>Unaudited | 30 Jun 2011<br>Rm<br>Unaudited |
| Net cash inflow from operations | **243.9** | 117.9 | 78.6 | **361.8** | 100.5 | 223.4 |
| Net cash outflow from investing activities | **(89.2)** | (83.1) | (80.3) | **(172.3)** | (135.3) | (199.8) |
| Net cash (out)/inflow from financing activities | **(119.4)** | – | 88.8 | **(119.4)** | 80.3 | 1.0 |
| Loans and other | **(73.3)** | – | 108.0 | **(73.3)** | 131.2 | 1.0 |
| Dividends paid to owners of the parent | **(28.9)** | – | (19.2) | **(28.9)** | (19.2) | – |
| Dividends paid to non-controlling interest holders | **(17.2)** | – | – | **(17.2)** | (31.7) | – |
| Increase in cash and cash equivalents | **35.3** | 34.8 | 87.1 | **70.1** | 45.5 | 24.6 |
| Translation adjustment | **–** | – | – | **–** | – | 0.8 |
| Opening cash and cash equivalents | **293.9** | 259.1 | 146.6 | **259.1** | 188.2 | 233.7 |
| **Closing cash and cash equivalents** | **329.2** | 293.9 | 233.7 | **329.2** | 233.7 | 259.1 |
| Cash classified as assets held for sale included in the closing balance | **8.3** | – | – | **8.3** | – | – |
| **Reconciliation of net cash inflow from operations** | | | | | | |
| Profit before taxation | **107.5** | 86.4 | 49.8 | **193.9** | 59.4 | 104.0 |
| Profit/(loss) from discontinued operations | **92.0** | 37.1 | 28.3 | **129.1** | 15.7 | (562.3) |
| | **199.5** | 123.5 | 78.1 | **323.0** | 75.1 | (458.3) |
| Adjusted for: | | | | | | |
| Movement in gold in process | **(1.5)** | 14.9 | 8.3 | **13.4** | 41.8 | (26.2) |
| Depreciation and impairment | **31.7** | 27.8 | 35.7 | **59.5** | 63.3 | 615.3 |
| Movement in provision for environmental rehabilitation | **4.6** | 7.3 | 4.7 | **11.9** | 9.5 | 43.1 |
| Share-based payments | **1.5** | 0.4 | 1.2 | **1.9** | 1.8 | 1.7 |
| Loss/(profit) on financial liabilities measured at amortised cost | **6.8** | 0.3 | 1.9 | **7.1** | 14.5 | (31.6) |
| (Profit)/loss on disposal of assets | **–** | – | 2.7 | **–** | (1.7) | (1.6) |
| Finance expense and unwinding of provisions | **2.9** | 2.7 | 3.0 | **5.6** | 6.0 | 3.4 |
| Growth in Environmental Trust Funds | **(1.9)** | (1.7) | (1.9) | **(3.6)** | (3.9) | (4.5) |
| Other non-cash items | **(1.2)** | (1.7) | 0.3 | **(2.9)** | (1.1) | (13.2) |
| Taxation paid | **(8.5)** | – | (5.8) | **(8.5)** | (5.8) | (0.4) |
| Working capital changes | **10.0** | (55.6) | (49.6) | **(45.6)** | (99.0) | 95.7 |
| **Net cash inflow from operations** | **243.9** | 117.9 | 78.6 | **361.8** | 100.5 | 223.4 |

# Notes to the financial statements

## 1. Discontinued operations and assets classified as held for sale

On 8 November 2011, DRDGOLD announced the acceptance of an EOI from Village for the acquisition of DRDGOLD's entire interest in and claims against Blyvoor for R1 and 85 714 286 new ordinary shares of Village which closed on R2.16 per share on Friday 10 February 2012.

| | Quarter | Quarter | Quarter | 6 months to | 6 months to | 6 months to |
|---|---|---|---|---|---|---|
| **Results of discontinued operation** | **Dec 2011**<br>**Rm**<br>**Unaudited** | Sep 2011<br>Rm<br>Unaudited | Dec 2010<br>Rm<br>Unaudited | **31 Dec 2011**<br>**Rm**<br>**Unaudited** | 31 Dec 2010<br>Rm<br>Unaudited | 30 Jun 2011<br>Rm<br>Unaudited |
| Gold and silver revenue | **403.1** | 356.6 | 307.4 | **759.7** | 604.4 | 581.5 |
| Net operating costs | **(304.5)** | (310.6) | (265.3) | **(615.1)** | (558.8) | (557.0) |
| **Operating profit** | **98.6** | 46.0 | 42.1 | **144.6** | 45.6 | 24.5 |
| Depreciation | **(1.1)** | (0.6) | (8.7) | **(1.7)** | (16.8) | (17.6) |
| Movement in provision for environmental rehabilitation | **1.4** | (0.2) | (0.2) | **1.2** | (0.5) | (5.2) |
| **Net operating profit** | **98.9** | 45.2 | 33.2 | **144.1** | 28.3 | 1.7 |
| Impairments | **–** | – | – | **–** | – | (578.6) |
| Other costs | **(6.9)** | (8.1) | (4.9) | **(15.0)** | (12.6) | 14.6 |
| **Profit/(loss) before taxation** | **92.0** | 37.1 | 28.3 | **129.1** | 15.7 | (562.3) |
| Taxation | **–** | – | (8.7) | **–** | (4.3) | 1.8 |
| **Profit/(loss) after taxation** | **92.0** | 37.1 | 19.6 | **129.1** | 11.4 | (560.5) |
| **Cash flow from/(used in) discontinued operations** | | | | | | |
| Net cash generated by operating activities | **93.7** | 20.9 | 38.9 | **114.6** | 46.5 | 17.7 |
| Net cash used in investing activities | **(33.2)** | (16.6) | (21.6) | **(49.8)** | (40.7) | (53.6) |
| Net cash from financing activities | **–** | – | – | **–** | – | – |
| **Net cash from/(used) for the period** | **60.5** | 4.3 | 17.3 | **64.8** | 5.8 | (35.9) |

## 2. Loans and borrowings

Included in loans and borrowings is a R500 million Domestic Medium Term Note Programme ("DMTN Programme") under which DRDGOLD may from time to time issue notes. R108 million was issued on 1 October 2010, consisting of R78 million and R30 million respectively, under the DMTN Programme and the different notes issued mature 12 and 24 months from the date of issue and bear interest at the three month Johannesburg Inter-bank Acceptance Rate plus a margin ranging from 4% to 5% per annum. The DMTN Programme is unsecured. During the quarter under review DRDGOLD repaid the amount of R78 million.

| KEY OPERATING AND FINANCIAL RESULTS (Unaudited) | | | Metric | | | Imperial | | |
|---|---|---|---|---|---|---|---|---|
| **Metric** | | | **Continuing operations** | **Discontinued operations*** | **Total operations** | **Continuing operations** | **Discontinued operations*** | **Total operations** |
| Ore milled (t'000) | Underground | **Dec 2011 Qtr** | **–** | **191** | **191** | **–** | **210** | **210** |
| | | Sep 2011 Qtr | – | 184 | 184 | – | 203 | 203 |
| | | Dec 2011 Ytd | – | 375 | 375 | – | 413 | 413 |
| | Surface | **Dec 2011 Qtr** | **5 234** | **801** | **6 035** | **5 769** | **883** | **6 652** |
| | | Sep 2011 Qtr | 5 231 | 783 | 6 014 | 5 764 | 863 | 6 629 |
| | | Dec 2011 Ytd | 10 465 | 1 584 | 12 049 | 11 533 | 1 746 | 13 281 |
| | Total | **Dec 2011 Qtr** | **5 234** | **992** | **6 226** | **5 769** | **1 093** | **6 862** |
| | | Sep 2011 Qtr | 5 231 | 967 | 6 198 | 5 764 | 1 066 | 6 832 |
| | | Dec 2011 Ytd | 10 465 | 1 959 | 12 424 | 11 533 | 2 159 | 13 694 |
| Yield (g/t) (oz/t) | Underground | **Dec 2011 Qtr** | **–** | **3.76** | **3.76** | **–** | **0.110** | **0.110** |
| | | Sep 2011 Qtr | – | 3.64 | 3.64 | – | 0.106 | 0.106 |
| | | Dec 2011 Ytd | – | 3.70 | 3.70 | – | 0.108 | 0.108 |
| | Surface | **Dec 2011 Qtr** | **0.20** | **0.25** | **0.21** | **0.006** | **0.007** | **0.006** |
| | | Sep 2011 Qtr | 0.21 | 0.30 | 0.22 | 0.006 | 0.009 | 0.006 |
| | | Dec 2011 Ytd | 0.20 | 0.28 | 0.21 | 0.006 | 0.008 | 0.006 |
| | Total | **Dec 2011 Qtr** | **0.20** | **0.93** | **0.32** | **0.006** | **0.027** | **0.009** |
| | | Sep 2011 Qtr | 0.21 | 0.93 | 0.32 | 0.006 | 0.027 | 0.009 |
| | | Dec 2011 Ytd | 0.20 | 0.93 | 0.32 | 0.006 | 0.027 | 0.009 |
| Gold produced (kg)/(oz) | Underground | **Dec 2011 Qtr** | **–** | **719** | **719** | **–** | **23 117** | **23 117** |
| | | Sep 2011 Qtr | – | 669 | 669 | – | 21 509 | 21 509 |
| | | Dec 2011 Ytd | – | 1 388 | 1 388 | – | 44 626 | 44 626 |
| | Surface | **Dec 2011 Qtr** | **1 057** | **204** | **1 261** | **33 983** | **6 559** | **40 542** |
| | | Sep 2011 Qtr | 1 075 | 233 | 1 308 | 34 562 | 7 491 | 42 053 |
| | | Dec 2011 Ytd | 2 132 | 437 | 2 569 | 68 545 | 14 050 | 82 595 |
| | Total | **Dec 2011 Qtr** | **1 057** | **923** | **1 980** | **33 983** | **29 676** | **63 659** |
| | | Sep 2011 Qtr | 1 075 | 902 | 1 977 | 34 562 | 29 000 | 63 562 |
| | | Dec 2011 Ytd | 2 132 | 1 825 | 3 957 | 68 545 | 58 676 | 127 221 |
| Cash operating costs (ZAR/kg) (US$/oz) | Underground | **Dec 2011 Qtr** | **–** | **375 071** | **375 071** | **–** | **1 429** | **1 429** |
| | | Sep 2011 Qtr | – | 415 913 | 415 913 | – | 1 823 | 1 823 |
| | | Dec 2011 Ytd | – | 394 756 | 394 756 | – | 1 619 | 1 619 |
| | Surface | **Dec 2011 Qtr** | **263 569** | **156 113** | **246 186** | **1 010** | **597** | **940** |
| | | Sep 2011 Qtr | 260 189 | 132 262 | 237 401 | 1 141 | 580 | 1 041 |
| | | Dec 2011 Ytd | 261 864 | 143 396 | 241 713 | 1 076 | 588 | 991 |
| | Total | **Dec 2011 Qtr** | **263 569** | **326 677** | **292 988** | **1 010** | **1 245** | **1 118** |
| | | Sep 2011 Qtr | 260 189 | 342 642 | 297 808 | 1 141 | 1 502 | 1 305 |
| | | Dec 2011 Ytd | 261 864 | 334 568 | 295 396 | 1 076 | 1 372 | 1 211 |
| Cash operating costs (ZAR/t) (US$/t) | Underground | **Dec 2011 Qtr** | **–** | **1 412** | **1 412** | **–** | **157** | **157** |
| | | Sep 2011 Qtr | – | 1 512 | 1 512 | – | 193 | 193 |
| | | Dec 2011 Ytd | – | 1 461 | 1 461 | – | 175 | 175 |
| | Surface | **Dec 2011 Qtr** | **53** | **40** | **51** | **6** | **4** | **6** |
| | | Sep 2011 Qtr | 53 | 39 | 52 | 7 | 5 | 7 |
| | | Dec 2011 Ytd | 53 | 40 | 52 | 6 | 5 | 6 |
| | Total | **Dec 2011 Qtr** | **53** | **304** | **93** | **6** | **34** | **10** |
| | | Sep 2011 Qtr | 53 | 320 | 95 | 7 | 41 | 12 |
| | | Dec 2011 Ytd | 53 | 312 | 94 | 6 | 37 | 11 |
| Gold and silver revenue (ZAR million) (US$ million) | | **Dec 2011 Qtr** | **462.8** | **403.1** | **865.9** | **57.1** | **49.9** | **107.2** |
| | | Sep 2011 Qtr | 449.6 | 356.6 | 806.2 | 63.3 | 50.2 | 113.4 |
| | | Dec 2011 Ytd | 912.4 | 759.7 | 1 672.1 | 120.4 | 100.1 | 220.6 |
| Operating profit (ZAR million) (US$ million) | | **Dec 2011 Qtr** | **188.7** | **98.6** | **287.3** | **23.4** | **12.6** | **36.0** |
| | | Sep 2011 Qtr | 156.5 | 46.0 | 202.5 | 22.0 | 6.5 | 28.5 |
| | | Dec 2011 Ytd | 345.2 | 144.6 | 489.8 | 45.4 | 19.1 | 64.5 |
| Capital expenditure (ZAR million) (US$ million) | | **Dec 2011 Qtr** | **51.2** | **33.2** | **84.4** | **7.3** | **4.2** | **11.5** |
| | | Sep 2011 Qtr | 61.3 | 16.6 | 77.9 | 7.6 | 2.3 | 9.9 |
| | | Dec 2011 Ytd | 112.5 | 49.8 | 162.3 | 14.9 | 6.5 | 21.4 |

*Discontinued operations represent Blyvoor.*

## CASH OPERATING COSTS RECONCILIATION

| R000 unless otherwise stated | | Continuing operations | Discontinued operations* | Total operations |
|---|---|---|---|---|
| Total cash costs | Dec 2011 Qtr | 305 009 | 311 802 | 629 403 |
| | Sep 2011 Qtr | 369 301 | 318 244 | 650 536 |
| | Dec 2011 Ytd | 674 310 | 630 046 | 1279 939 |
| Movement in gold in process | Dec 2011 Qtr | 4 577 | (3 041) | 1 536 |
| | Sep 2011 Qtr | (13 427) | (1 489) | (14 916) |
| | Dec 2011 Ytd | (8 850) | (4 530) | (13 380) |
| Less: Assessment rates, rehabilitation and other | Dec 2011 Qtr | 21 966 | 2 533 | 26 361 |
| | Sep 2011 Qtr | 67 129 | 3 023 | 31 013 |
| | Dec 2011 Ytd | 89 095 | 5 556 | 57 374 |
| Less: Corporate and general administration costs | Dec 2011 Qtr | 9 028 | 4 705 | 24 462 |
| | Sep 2011 Qtr | 9 042 | 4 669 | 15 840 |
| | Dec 2011 Ytd | 18 070 | 9 374 | 40 302 |
| Cash operating costs | Dec 2011 Qtr | 278 592 | 301 523 | 580 116 |
| | Sep 2011 Qtr | 279 703 | 309 063 | 588 767 |
| | Dec 2011 Ytd | 558 295 | 610 586 | 1168 883 |
| Gold produced (kg) | Dec 2011 Qtr | 1 057 | 923 | 1 980 |
| | Sep 2011 Qtr | 1 075 | 902 | 1 977 |
| | Dec 2011 Ytd | 2 132 | 1 825 | 3 957 |
| Total cash operating costs (R/kg) | Dec 2011 Qtr | 263 569 | 326 677 | 292 988 |
| | Sep 2011 Qtr | 260 189 | 342 642 | 297 808 |
| | Dec 2011 Ytd | 261 864 | 334 568 | 295 396 |
| Total cash operating costs (US$/oz) | Dec 2011 Qtr | 1 010 | 1 245 | 1 118 |
| | Sep 2011 Qtr | 1 141 | 1 502 | 1 305 |
| | Dec 2011 Ytd | 1 076 | 1 372 | 1 211 |

*Discontinued operations represent Blyvoor.*



**DIRECTORS (*British)(**American)**
**Executives:** DJ Pretorius *(Chief Executive Officer)*,
CC Barnes *(Chief Financial Officer)*
**Independent non-executives:** GC Campbell* *(Non-Executive Chairman)*,
RP Hume, EA Jeneker, J Turk** • **Company Secretary:** TJ Gwebu

**FOR FURTHER INFORMATION, CONTACT NIËL PRETORIUS AT:**
Tel:     +27 (0)11 470 2600    Fax: +27 (0)11 470 2618
Web:    http://www.drdgold.com
Quadrum Office Park • Building 1 • 50 Constantia Boulevard
Constantia Kloof Ext 28 • South Africa
PO Box 390 • Maraisburg 1700 • South Africa